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W. THOMAS CONNER Shareholder 202.965.8139 Direct Dial TConner@carltonfields.com

April 12, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:          Post-Effective Amendment No. 1 to Registration Statement on Form S-1

Teucrium Commodity Trust

File No. 333-263434, 333-263448, 333-263293, 333-263438, 333-263450, and 333-256339

To the Commission:

On behalf of Teucrium Commodity Trust (the “Trust”), we are transmitting for filing under the Securities Act of 1933, as amended (the “Securities Act”), Post-Effective Amendment No. 1 (the “Amendment”) to the Company’s registration statement on Form S-1 (the “Registration Statement”) for interests in the Teucrium Corn Fund, Teucrium Sugar Fund, Teucrium Soybean Fund, Teucrium Wheat Fund, Teucrium Agricultural Fund, and Hashdex Bitcoin Futures ETF (the “Funds”).

The Amendment is being filed to update the Fund’s financial statements and other financial information in accordance with Section 10(a)(3) of the Securities Act. The Amendment also updates other information in the Fund’s prospectus. The Amendment includes an updated Part II, Facing Sheet, signature pages, and certain required exhibits.

If you have any questions or comments regarding the Amendment, please call the undersigned at (202) 965-8319.

Very truly yours,

/s/ W. Thomas Conner

W. Thomas Conner

Shareholder

cc:          Sal Gilbertie, President and CEO, Teucrium Trading, LLC

Cory Mullen-Rusin, Chief Financial Officer, Teucrium Trading, LLC